Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Income before income taxes	$190,456	$356,766	$410,472	$543,297	$615,124
Interest	2,321	2,241	3,641	13,074	11,653
Portion of rentals deemed to be interest	29,067	29,567	34,667	41,767	49,867

Income available for fixed charges	$221,844	$388,574	$448,780	$598,138	$676,644

Fixed charges:
Interest	$2,321	$2,241	$3,641	$13,074	$11,653
Portion of rentals deemed to be interest	29,067	29,567	34,667	41,767	49,867

Total fixed charges	$31,388	$31,808	$38,308	$54,841	$61,520

Ratio of earnings to fixed charges	7.1x	12.2x	11.7x	10.9x	11.0x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges include: (i) interest expense, whether expenses or capitalized; (ii) amortization of debt issuance cost; and (iii) the portion of rental expense representative of the interest factor.